SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
DEEMED FILED PURSUANT TO RULE 14D-9 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2002

SONERA CORPORATION
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD BY SONERA CORPORATION ON APRIL 23, 2002.

Sonera 1Q02 Conference Call
Tuesday 23 April 2002 15:00 Hrs UK Time
Chaired by: Jari Jaakkola, EVP, Corporate Communications & IR, Sonera

Jari Jaakkola, Executive Vice President, Corporate Communications & IR, Sonera Corporation

Good morning ladies and gentlemen in America and good afternoon to you in Europe. This is Jari Jaakkola speaking from Sonera. I will act as chairman in this conference call. You are welcome to join this presentation and discussion of Sonera’s interim reports which we have re-announced today. As mentioned in the invitation you will find the press release on our website at: www.sonera.com. Please find there also a set of slides which we are now going to present. From Sonera’s management present are Harri Koponen — President and CEO, Aimo Eloholma — Chief Operating Officer and Deputy CEO, then we have Kim Ignatius — CFO, Juha Varelius — Executive Vice President responsible for Sonera and CEO of Zed, we also have here Niklas Sonkin — Senior Vice President responsible for Corporate Strategy and chairman of () and also () Vice President for domestic mobile finance.

Now we will start roughly with a 20 minute presentation by Harri Koponen and Kim Ignatius. Mr Koponen will first highlight Sonera’s first quarter — take you through our progress in addition to boosting programme and introduce Sonera’s new strategy outline. After him Mr Ignatius will present group figures at first quarter as per business area. After the presentation we are happy to discuss with you on the figures and the business development until 6pm Finnish time. Given the time constraints I encourage you to concentrate on questions with general importance. Sonera’s IR team will be available afterwards to elaborate on any detailed questions on the numbers you may have.

When moving into the Q&A session our operator will assist you technically to pose your questions. There are approximately 70 equity analysts and investors participating in this conference call. I will now hand over to Harri who will start with approximately a ten minute presentation.

Harri Koponen, CEO, Sonera Corporation

Thank you Jari and welcome to this conference call and I will go straight to the topics so I’ll go briefly through the results in January and March. Underlying EBITDA rose by 87% and was €191 million. Profit before income tax and minority interest grew to €279 million — it was previously 245 at the same time last year. Comparable revenues rose to the 4% and were €536 million. Our net debt was reduced to less than €2.5 billion, the sales of the Pannon GSM, Sonera Info Communications and Deutsche Telecom shares were completed. Sonera and Telia announced a plan to merge and therefore became a leading telecommunication operator in the Nordic and Baltic regions and with some significant and important growth opportunities as well.

We continued to further profitable growth and we made all year and all-time high EBITDA results and as we said earlier 291 million and we are very satisfied with this. Subscriber trends in domestic mobile communications were following that we have 2.410 500 million Sonera GSM subscribers at the end of March. The net direct reduction was 11,000 from end of 2001. Sonera lost mostly price conscious customers. Loss in a consumer segment was a third of the lost subscribers who were low-yield prepaid subscriptions. Growth, we had the growth in the business segments also so we just say that the business segment grew and some of the very price customers were lost.

Sonera had shifted focus from the acquisition of the new customers the supplementary sales the current customers. Sonera has seen profitable growth not retaining a high market share at the expense of the profitability. When we are coming to talking about re-capping our investment in yield TS ventures we have no further investment in Germany. () reported to have the 100,000 customers on our existing GSM and GBS services providing a party of funding of the 3-G network has been agreed with Ericsson and Nortel and 3-G services will be launched in 2003. Contractual obligations of the Euro 300 million in Spain is unchanged and () will enter into the market deferring until the 3-G terminals devices are available. Contractual obligations of 180 million are still valid in Italy and it’s entered the market once 3-G business model is viable. Shareholders have agreed funding and financing for the period of the transition and here we have to say that yesterday also there is () announced that they will allow the secondary trading what we are very pleased to notify at Sonera .

When we told you that a radical scale down of our services business while retaining our innovative strength we have cost by 50% while ensuring the revenue growth. The number of personnel have reduced in services business by 800 people from the highest figures in 2001. We have a focus on the businesses has proceeded as planned and Sonera () has exited from the markets in the Netherlands and Turkey and we are now waiting to close down our USA businesses during May. European data centres has been concentrated in Finland. Sonera () has abundant fund portals so we are not more seeking to be a bank in a web and () will start to have close offices in Germany. Sonera are indeed concentrating entirely on the research and development. Sonera is much () business cost of the () being cut because of the lower demand than anticipated. This is the new () that would be taken in an action as we speak. () advanced according to the target in this area. When we go to the cost efficient () that the next generation, the mobile communications we can say that the profitability of our domestic mobile continues very strong and CAPEX produced considerably from the previous year. Sonera opening its ULT () for the first years in January 1st 2002 and we will launch the first few services in certain regions on September 26th this year.

UPS (?) network to be expanded by utilising expense cheap () network and taking into account availability of the handset of commercial demand. Sonera estimates that the UPS market will be in that high market situation in 2004/2005. Sonera estimates that investments in Finland will be about 500 million between 2000 and 2009 and they are backed against (). Improvement of overall cash flows from our operations we ended up in 80 million positive. The one difference here from the 91 what was the fourth quarter is reasoning because of the break down in restructuring costs, what we now took in our books. We will drive forward our deficit asset disposal programmes, we have finalised the (), we have Sonera information communication services and we have sold all our remaining Deutsche Telecom shares. We got Euro 894 million and we paid this money to reduce our net debt. We are still additional 2.8 million () shares, well actually Deutsche Telecom shares deal is subject to the approval of the federal communications commission and when we get these shares we will also dispose these shares.

When we looked to improve our customer focused business organisations to be re-arranged by July 1st 2002 to compromise 3 functional layers. Sales and marketing, products and services and production and networks, resources and expertise, wider and more efficient use, in fact the Sonera Corporation. Sonera says its company () and seeks profitable growth to this functional layers and one Sonera operational model enables implementation of our new strategy, what we will discuss a little bit later. The growth for the new () based strategy to meet business customer’s needs by actively expanding services towards comprehensive ICT market solutions, and ICT stands for Information, Communication and Telecommunication. () consumer customers with easy to () packages and we call this conduct as “my light” (?). We seek profitable growth on selected markets in the East, in the capacity of the communication operator. The last bullet point of our growth strategy continues to be a forth-runner and actively develop the market as we go on. So the three expansion areas were ICT, “my light” and East and East here as an operator businesses in the East and South of Finland and of course we are holding out our majority market share here in Finland and in being an investor in 3-G market.

What we mean by “my light” (?) is the consumer market strategy that Sonera already implemented the past year here in Finland. From individual product ideas towards more comprehensive services and offerings. () is sought through packaging and cross selling observances in our end users. Offering generates an identification of customer needs and market potential. Customers buy services not technology. When we talk about ICT markets, the comprehensive solutions offering directed to the companies has expanded with IT services closely associated with the communications services and use of the telecommunication services compiled with this IT and here we are calling this IT vision for the future, what we are getting ready by focusing on this market. So Sonera can by improving the services of the offers to our business customers.

In co-operation with our domestic and international partners Sonera will be able to provide communication services to companies, both in Finland and abroad. What we mean by East growth of strategy is that Russia we have a GSM operator, (), where Sonera announced was the 6%. It’s a sole pan-Russian mobile operator, very high growth potential, penetration in Russia is about 6% at this point in time and generated possibilities for other businesses in Russia with Sonera Russia business we have this kind of a data business there. In Asia we are talking () of the () Georgia Maldova (?), we are seeking immediate profitable growth in these areas and from minority shareholders to the dominant position, Sonera can actively influence operational decision making in these markets. These markets have very low mobile phone penetration between 4 to 8% penetration with really high growth potential and reliable GSM technology in use. And future investment needs are very reasonable in this market. When we look in the third one, developing the value of the 3G investment, our 3G investment is capped and Sonera participate in business development as a minority shareholder. And the second bullet point here is that Sonera’s goal is that bandwidth would be allowed in case of mergers and acquisitions for example. And retaining bandwidth ownership is our strategy there. In the one conceptual conduct is the business in Finland where it’s a common forum of Sonera partners and strategic customers developing tests and pilot ideas based on the customer’s needs. So we are going to create this kind of an eco-system where everybody who participates in the value creation can actually test and verify the business needs before we do it as a service.

We strengthened Sonera’s position as a leader and innovator in this business and the basis because while we can do this thing is the good reputation that we have here in Finland and our advanced Finish customers are the ones driving this business concept up. And the growth schedule is like said, East is growing immediately, “my life” concept is starting to grow partly now and the main part is growing in 2003 and ICT business has started to grow as the later part of 2003 when all the necessary activities are completed. So this is my part of the presentation, I will hand it over now to Mr Kim Ignatius who’s our Chief Financial Officer who’s going through all the details of the different business units.

Kim Ignatius, Executive Vice President, CFO, Sonera Corporation

Thank you Jari. Good morning and good afternoon everybody. I will now go through the figures and the business area results for the first quarter. Starting with the consolidated income statement revenues of Euro 536 million, an increase of 2% compared to last year, pretty much expected, the numbers that’s expected by the market underlying EBITDA Euro 191 million, about 20% above the consensus of the markets. We’re pleased with this number, what’s behind this number of course is strong performers of the domestic mobile and fixed line operation but mainly the improvement that we have been able to execute in the services, the businesses area. The EBITDA also grew by 23% compared to the previous quarter. Operating profit of 404 million and also underlying operating profit improving by Euro 800 million roughly. Going forward with the consolidating income statement, equity losses in the associated companies, deeper losses than last year at the level of Euro 89 million and this is mainly coming from the group 3G operations where the company has launched its services in the market place, 58 million of the 89 coming from Germany.

The profit before income tax is a minority interest at the level of Euro 279 million and this number includes a booked loss of 38 million from the sale of these shares, we did of course market that these shares at the end of last year at the price level of Euros 19.4 and these shares had then been sold at the lower price level. Net income rose to Euro 270 million again about 100 million better than last year due to the improvement of stability and lower income tax.

Now going to the different business areas. First mobile communications Finland saw revenue growth of 4% revenues being at the level of 301 million EBITDA growth and operating growth at the same level which means that we have been able to keep very good profitability level being an EBITDA margin level of close to 50%. What is going down the revenue growth right now is nearing the connection agreement compared to last year also the fact that Sonera has reduced its SMS prices and the fact that the penetration levels in Finland are already at a very high level.

Looking at average monthly uses you still see increase in the minutes being now at the level of 143 minutes but you see the ARPU being flat or even a bit down from last year. Turnover for the first quarter at a level of 12.3 we did see higher churn levels at the end of last year, beginning of this year are now seeing the churns coming back to the very good level where they have been on the longer term basis.

Moving to the services businesses revenues of Euro 72 million, a growth rate of 14% compared to last year, it is natural that now that we are focusing our efforts in the services area and our () scaling down our businesses where the revenue growth rate is being reduced. Looking at the underlying EBITDA we do see a major improvement in the levels last year -86, this year 15 million negative, we’re looking at the different businesses we see throughout all the year an improvement in the EBITDA levels but the main improvement really comes from debt where last year we had a negative level of 43 million and this year a 5 million level for the first quarter so Sonera has really been able to execute all the plans that we put in place to improve the profitability in the unit. Underlying profit of 54 million positive which includes the gain from the sale of the Infocom asset which was now last time included in Sonera’s numbers, partly reducing the gain was a breakdown of 9 million from 724 solution of shares. Going to some of the telecom a growth of 3% levels to the level of 253 million of domestic revenues coming down because of reduction in minutes and because of price pressure, international voice services, as revenues from data services, as revenues from leased line, is pretty much at the same level as they were last year. In the competitors area we do see an 18% growth which is at the level where we have targeted it to be. The main positive news comes from the ADSL side where we are meeting our targeted levels and are currently having roughly 19% broadband subscribers.

Going to associated companies in more detail in 2G associated we have a minus 27 reported number that is and to excel what comes to Fintur we are in the process of concluding the Fintur transaction that we started and announced some weeks ago which means that the next quarter will be last quarter where we report negative numbers from these Fintur Holdings, the negative part of the business is the technology business which we are now in the process of executing.

3G 58 million negative share for Sonera, this number is actually 10 million too high, 10 million relates to operations during 2001 but when group 3G had adjusted their numbers for the full year of 2001 we had already closed our books so now we’re taking additional hit in our Q1 numbers but the actual operational Sonera share of the result is 48 million. Looking at the customer bases, maybe commenting on () and () we do see very strong growth in the customer base in both these () markets.

Then going to the financial income and expenses. Interest income of 32 million, includes 27 million that is for the shareholder loan of 2.7 billion given to group 3G and which is not cash flow based and will be converted into equity together with the shareholder loan, hopefully in a fairly short period of time. Interest expenses at the level of 38 million, a major improvement compared to last year business of course because of the net debt reduction that we are seeing in Sonera. Capitalised interest expenses of 11 million and this is again a German related based on the equity investment that we have made in the German unit. Balance sheet maybe the thing to point out is that we did have quite a lot of short-term investments at the end of March at these funds 469 and some additional funds have been already used to break down the net debt of the company. We’re looking at the graph showing the net reduction progress for Sonera starting with end of March last year, at the level of 5.6 billion and listing the transactions executed going to a level of 2.5 billion at the end of this March. This 2 billion also includes and investment in the theme 2 operation of 66 million that has already been paid meaning that without this transaction our net debt would have actually been below 32.4 billion so we have reached now the levels where we feel very comfortable with the net debt for the company.

So when the () go our net debt/EBITDA ratio was roughly at a level of 12 now we are at the level of 3. Then concluding with the outlook for the full year, no real new news here, revenues will continue to grow but at a lower rate than in previous years. We do still see that EBITDA will improve by 1 third that the EBITDA levels will be about the level of 30%. Maximum losses for the services businesses at the () level. The gross underlying operating profit will nearly double from last year’s levels. In equity loss we do give a fairly wide range in our estimates saying that the loss will be between 200 and 300 million, first of all, this is not cash flow based and the reason why the range is very high we need to have quite a lot of open () both in the Turkish market and also in the German utilities market, the local 3G market. CAPEX roughly at the level of 300 million and cash flow from operations which we clarify is, the way we calculate it is EBITDA less cash based net interest expects less CAPEX to be roughly at the level of 300 million which is one of the main targets that we have set for us for today. That concludes the financial summary.

Thomas Thomasson — Schroder Salomon Smith Barney

A couple of questions. First of all, your, I believe Kim Ignatius commented to the price that has been flat or down, is there a point which you see growth returning to expand on that and then turning to a question on competition, I think like with the DNA is giving you some competition on the retail side, do you expect them to do something similar on the corporate side where you seem to be focusing now and on a different point, you mentioned how interconnect change had affected you or your revenues, could you expand a little bit, or give some detail as to what (). And lastly, on CAPEX, it seems like your CAPEX is very low this quarter I think probably because of mobile, can you comment on that and tell us whether you intend to wrap that up later in the year or whether you’re going to take it very, very slow () ()?

Ok thank you for your questions, they were mostly related to mobile, I will start and then perhaps Kim Ignatius will then complete the auditors. First we have been flat or slightly down this year and this means that we are still seeing () edging up later on and particularly there will be an impact in 2004 and 2005 form USGS so in the long-term , yes...I will, first on ARPU we have () flat or slightly down this year, and this means that we are still seeing ARPU edging up later on and particularly there will be an impact in 2004 and 2005 from UMTS so in the long term yes, we will see ARPU edging up, now this year it will be either flat or slightly declining. Competition, there’s not just DNA there are six nationwide operators and the DNA has been most active on the retail side, however, I think that we are in terms of prize competitiveness, very competitive in the Finnish market given that we have had several independent competitors where Sonera has been ranked number 2 in Europe and number 1 in Finland in terms of our price comparison, just a few months ago. So we believe that we are competitive — the price conscious customers that we are referring to, that we have lost, have been mainly the ones, they are active () generating the high airtime offers, and we have decided not to go to compete on those. On the interconnection regime, practically the different treatment of international calls — ie transfer from telecom to mobile in terms of revenues is actually offsetting the interconnection regime, so the numbers are pretty well in line compared to Q1 last year. So we have positive from international calls from telecom and negative on interconnection.

On CAPEX I assume European investments have been postponed towards the latter part of 2002 — am I correct here sir?

Yes, that is correct.

Ok, just on the overall CAPEX levels that there are differences between the different borders and maybe all the () part of the business, the majority of the investments is still () but not in the beginning of the year.

Thank you very much.

Ted Roberts — Goldman Sachs

If this pricing eventually went down roughly 20% this year, are you assuming it to go down further this year, what the facing of that would be. And secondly, on the net (), how do you think that you will be able to keep the business customers going forward...do you think that DNA(?) and these other competitors will also try to compete on those customers going forward.

I believe that we touched upon both questions, were you referring to interconnection, SMS price?

Yes, SMS pricing.

Alright. That was 23.5% reduction in SMS pricing and that clearly had had an impact in March, so for one full month in the first (). And there is an impact which there is some () slightly negative impact, yes for the full year, and regarding the net that’s in the corporate segment would () wants to elaborate on.

Yes, I think that that the competition has already been quite intense in the corporate side as well we have been very successful on that side. I think the main reason is that our service offering is very complete, so we () on that side.

I can trust that this is a highly corporate, as () said. There is a full competition, and I understand where this is coming from, all this because operators are trying to capture the highest revenue customers in corporate segments, and that’s, I think this full flavour of our services portfolio is actually the reason why the corporate customers prefer Sonera as their main operator, there is a fierce competition also in a corporate sector but we are still growing there in profitability.

()() linear we have seen, an intense competition throughout the past 18 months in corporate sector.

Thank you — can I just deliberate on the SMS pricing — do you think that you need to do a continued reduction in the price, or have you done everything that you think you have to do this year?

Well, I don’t think we will start anticipating on further price reductions. We will monitor the situation in the market and will act accordingly.

Alright, thank you.

Ken Wotton — Commerzbank

I’ve just got a couple of questions on the capacity of your Finnish mobile network. I wonder if you could give us any idea of what sort of level of utilisation that you have currently in terms of voice usage. If you could also give us any indication of how you expect your total minutes on the network to develop over the next year or two, and finally whether you could try and frame that in terms of how much CAPEX you might have to spend, for example, how much would you have to spend in order to double the voice capacity of your 2G network.

Ok. () detail of capacity () questions on the sort of general level () will comment on the capacity of communication in mobile networks.

I don’t think that we have ever given out any specific figures on the usage levels but of course our results show that we have very good usage levels on our network.

Ok, what comes () levels going forward and I think we need a sense of how much it would cost to double the capacity for voice or anything like this. I think where we have cause assumptions based on our business plan I gave this assumption based on other revenues, develop then, we have stated that our () levels with continue to be at the level of 11-12% of revenues, going forward, and there’s no reason to change that statement.

Could I just follow up? Your quarter to march this year versus the equivalent quarter last year you’ve increased your outgoing minutes by about 7%. Is that a reasonable guide to how you expect to develop going forward or is that out of line with trend?

I think that’s the really () the overall trend. We have seen that cycle 24 — () and we’ll see that going forward this year.

Peter-Kurt Nielsen — Deutsche Bank

Just one clarification issue please. Your forecast for this year, which is basically unchanged since the time of the rights issue, I assume that excludes the impact of the Fintur acquisition?

That’s correct.

Would you care to elaborate a bit on the estimated impact of that?

Well...Excuse me... We’ve given some guidance on the EBITDA levels earlier on the businesses () and also what is the EBITDA net debt ratios of the company, so we will consolidate the numbers an increase of net debt levels immediately with roughly 160 million US dollars plus of course adding the acquisition cost of the Fintur operation of which we had already included half in the Q1 numbers. So we’re all looking at the net debt leading () ratios which actually would improve the ratios for the company we also stated that we see if we would consolidate all the () market that the operational cash flow would pretty much cover the CAPEX needs for the company. But on a short term period needs for the company, but on a short term period on a single market there is need for additional funding there is need for additional funding and maybe even some equity input.

Thank you.

Jeremy Taylor — UBS Warburg

I know that you took, at the end of last year a number of provisions in the new Media operations. Can you tell us have you released some of those provisions back into the P&L in Q1, and for new media?

No, we haven’t.

You haven’t? Ok. So, the losses that you’ve shown are purely the losses that the spend on employees and marketing etc during Q1?

That’s correct. You have of course a cash flow impact of the transactions taking or executed towards the end of the year but no P&L in that () changes in any provisions.

And what will the cash flow impact be by the end of the year?

The cash flow impact is on Q1, from actions mainly taken in Q4.

I see, I see. The cash flow impact that was taken during this quarter, but you won’t have any further cash flow impacts going forwards after this.

Not in a meaningful way. There was the cash flow corporations as you saw from the presentation was 80 million compared to 91 in Q4 and the decline is due to this cash flow impact.

Ok thank you. I have two other questions. One of them, your domestic mobile business — the CAPEX — it’s quite impressive to see CAPEX come down to such low levels. And I know you’ve given guidance that you expect to spend about 500 million Euros over the next 10 years on UMTS, roughly how much of that 500 million have you already spent, and what sort of...how can you gage it for us to understand how many base stations you’ve put out, or what sort of coverage level you have so far?

We don’t give any exact numbers above the base () numbers or any of that kind of (), that’s a little bit too much (). But () will answer you in a general way.

This years figures so far, we have not started any UMTS Investments so they will be starting in the latter period of this year, so that is a reason for low levels in the first quarter.

Ok, so essentially zero so far in UMTS, or1/2 million or something, and then it will step up in the second half of the year spending 500 million over the next, what, seven years then?

Up to 2009, yes.

And is that going to be mainly front end loaded? Do you have to spend the majority of it to get your coverage up?

Back end loaded.

That becomes back end loaded — because you can spend the money as people take up the services, is that correct?

Correct, yes.

And finally on Turkcell, Turkcell doesn’t seem to fit in your portfolio of investments going forwards. What are your sort of aspirations or thoughts about it? I guess ideally you’d like to sell it?

I think we as we have stated earlier that TurkCell is a financial investment for us and it still is. So we will monitor it and see that we have a possibility to increase value but then ().

Thank you very much

Martin Stapleton — Atticus UK

I have a question regarding the planned merger with Telia and specifically wondering if you can walk through the mechanics for us — work with regards to the mandatory redemption, and what conditions would have to be satisfied for the 300 million Euro limit to be reached?

Mandatory redemption and 300 million stock restriction given by Telia ()()().

Ok, the way that mandatory redemption works is that if, during the acceptance period of the exchange of offer, 90% of the Sonera shares are being changed or converted into Telia shares, than Telia has the opportunity to use the mandatory redemption, and call in the rest of the shares. And what the 300 million relates to is that if the cash offer alternative that needs to be included in the mandatory redemption offer would be exceeded the share exchange offer by more than 300 million, then the Telia board would have a possibility to look into the matter and in theory walk away. We do not see currently any problems, with this situation, I do believe that we are going to be able to conclude the deal even if the () is in the agreement.

Great. Just a question for clarification, in the press release on the day of the merger, the language — higher than equivalent cash value of the Telia shares — how do calculate the difference to get the 300 million euros?

That is a bit unclear — how do you value the value of the share offer, so I can’t give you one exact answer on that.

And it’s based on, according to the company, if it takes mandatory redemption, and perhaps if it takes on share market price, and in determining their market price you need to take into account, among other things, the 12 months average price of the company, going back, and obviously there are two share prices that are connected in this field, Sonera share price, Telia share price, and the legislation is not 100% clear form which date or from which period point () Telia share price, so no clear exact answer on that. However, we will see that determining the fair market price from the Sonera view point going forward, it is an honour declining trend, because the summer 2001 share prices were on a higher level than the company share prices are today.

Thank you.

Christopher Boursis — Cathay Financial

I was wondering if you can just elaborate a little bit on the statutes of the merger with Telia particularly with regard to the filings and I was wondering especially in the Baltic States? Thank you.

Ok the filings, we’ll need to obviously do the () with the European Union Commission — we expect we will do that as soon as practicable, that will be in the short timeframe going from today forward. We will also file in the Baltic States, in Russia and in Turkey. In the Baltic States we expect the filings to be taken approximately at the timeframe of the European Union and normally it has been helpful to have () Baltic States and Turkey who are seeking European Union membership. It has normally been helpful when the European Union Commission decision comes.

I have un-updated information.

Thomas Thomasson — Schroder Salomon Smith Barney

I just want to clarify regarding the mechanics of the merger with Telia. The share price you were discussing only has to do with the mandatory cash offer and does not come into play for the people that accept the share exchange — am I right?

No that’s not right, it includes all the shares, also the ones that have been tendered. So if there is a top part that applies for those who have already been tendered so there will be a cash re-imbursement in that case.

Right so could you run me through the scenario then if lets say Telia share prices keep falling — fall to a low level?

I think its that — what we want to say here is that we do believe that this will not create problems — we currently believe that this transaction will () as planned and if ever we hit problems at a later stage we’ll get back to that at that point in time.

And I have to now state that Sonera don’t speculate with these kind of things and we are promising things and then we execute the things and this is basically the track record what you can see when you are hearing and looking at Sonera.

Conclusion

Thank you very much to all participants.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.